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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               __________________

                                 AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

           Solicitation/Recommendation Statement under Section 14(d)4 of the Securities Exchange Act of 1934

                                WYANT CORPORATION
                            (Name of Subject Company)

                                WYANT CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    982855108
                      (CUSIP Number of Class of Securities)


                                  Marc D'Amour
              Vice-President, Chief Financial Officer and Treasurer
                                Wyant Corporation
                             1170 US Highway 22 East
                                    Suite 203
                          Bridgewater, New Jersey 08807
                                 (514) 636-9926
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)


                                   Copies to:

                           Kenneth E. Adelsberg, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1000



  / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     Wyant Corporation, a New York corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the "Commission") on September 8, 2000, as amended by Amendment No. 1 filed on September 25, 2000, Amendment No. 2 filed on October 3, 2000 , Amendment No. 3 filed on October 13, 2000, Amendment No. 4 filed on October 23, 2000 and Amendment No. 5 filed on October 30, 2000, in connection with the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company by Perkins Acquisition Corp., a New York corporation (the "Purchaser"), and Perkins Papers Ltd., a Canada corporation (the "Parent"), as more fully described in Purchaser's and Parent's Tender Offer Statement on Schedule TO originally filed with the Commission on September 8, 2000, as amended by Amendment No. 1 filed on September 21, 2000, Amendment No. 2 filed on September 25, 2000, Amendment No. 3 filed on October 3, 2000, Amendment No. 4 filed on October 6, 2000, Amendment No. 5 filed on October 13, 2000, Amendment No. 6 filed on October 20, 2000, Amendment No. 7 filed on October 27, 2000 and Amendment No. 8 filed on November 6, 2000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

     As a result of the recent discovery of, and subsequent investigation into, the accounting irregularities at the Company's Tennessee based wholly owned subsidiary, IFC Disposables, Inc., Parent and Purchaser determined that they were no longer willing to pay the same consideration to acquire the Company that they had agreed to pay in August 2000. On October 11, 2000, Mr. Bernard Lemaire met with Mr. James Wyant to discuss Parent and Purchaser's proposal to reduce the overall consideration payable by them to acquire the Company. Mr. Lemaire laid out three proposals to Mr. Wyant. The first proposal was that Purchaser would amend the Offer to Purchase to reduce the cash consideration payable to all shareholders of Common Stock of the Company to $3.17. The second and third proposals required that the Purchaser and the Wyant family members amend the Stock Purchase Agreement to reflect the fact that the Wyant family members would receive reduced consideration of an aggregate amount equal to that in the first proposal with no reduced consideration to the minority stockholders of the Company.

     On October 17, 2000, Messrs. MacMartin and. D'Amour and outside legal counsel for the Company met with Mr. Robert Hall, Ms. Suzanne Blanchet and
Mr. Andre Belzile to further discuss Parent and Purchaser's proposals. At this meeting, Messrs. MacMartin and D'Amour explained that the intrinsic value of the Company had not changed because the financial impact of the accounting irregularities at IFC Disposables had been offset by the improved performance of the Company's Canadian operations.

     On October 19, 2000, Mr. Wyant met with Mr. Hall at which meeting it was agreed that in order to provide a reduced cost to Perkins, while at the same time maintaining the $4.00 per share price to be paid to all holders of the Company's Common Stock, Parent, Purchaser and Mr. Wyant have agreed, with the consent of the Company and other Wyant family members, to reduce the purchase price paid to Mr. Wyant for his Class E Preferred Stock of Wood Wyant Inc. under the Stock Purchase Agreement to $3.51 per share, and to amend Mr. Wyant's employment agreement to reduce by one half the amounts to be paid to him thereunder as a result of the change in control resulting from the closing of the tender offer. This would result in an aggregate Class E Preferred Stock purchase price reduction of $650,000, and an employment contract payment reduction of approximately $91,000, for an aggregate reduced cost to Parent and Purchaser of approximately $741,000. This solution, as reported in a press release issued by Parent on October 27, 2000 , is acceptable to Parent, Purchaser, the Company, and Mr. Wyant and the other members of the Wyant family.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

     The information set forth in the Amendment to the Offer to Purchase filed herewith as Exhibit (a)(15) is incorporated herein by reference.

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     On November 6, 2000, Parent issued a press release (filed herewith as
Exhibit (a)(18))announcing that it had received "no action" relief from the Commission with respect to the Amendment to the Stock Purchase Agreement filed as Exhibit (a) (14) to Amendment No. 5 to the Schedule 14D-9.

     On November 2, 2000, the Company filed with the Commission a Current Report on Form 8-K (which is incorporated herein by reference in its entirety) announcing that it had completed the re-examination phase of its investigation into the accounting irregularities that were recently discovered at the Company's Tennessee based wholly owned subsidiary, IFC Disposables, Inc.

ITEM 9. EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

EXHIBIT NO.         DESCRIPTION
-----------         -----------

(a)(15) Amendment to Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) to Amendment No. 8 to the Schedule TO filed by the Parent and the Purchaser on November 6, 2000)

(a)(16) Press Release dated October 27, 2000 (incorporated by reference to Exhibit (a)(13) which is filed with and attached to Amendment No. 5 to Schedule 14D-9 filed by the Company on October 27, 2000)

(a)(17)             Current Report on Form 8-K filed by the Company on November
                    2, 2000 (incorporated herein by reference)

(a)(18) Press Release dated November 6, 2000 (incorporated by reference to Exhibit (a) (5) (vii) to Amendment No. 8 to the
                    Schedule TO filed by the Parent and the Purchaser on November 6, 2000)

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.



                                   WYANT CORPORATION



                                   By: /s/ Marc D'Amour
                                       ----------------------------------------
                                   Name:  Marc D'Amour
                                   Title: Vice-President, Chief Financial
                                          Officer and Treasurer

Dated: November 8, 2000

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